[Foley Hoag letterhead]

Robert W. Sweet, Jr.

617 832 1160 direct

RWS@foleyhoag.com

December 10, 2014

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Zosano Pharma Corporation
Registration Statement on Form S-1
Originally filed June 24, 2014
File No. 333-196983

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Zosano Pharma Corporation (the “Company”) related to the above-referenced filing (the “Registration Statement”), and is submitted together with the Company’s pre-effective Amendment No. 5 (“Amendment No. 5”) to the Registration Statement in accordance with the Securities Act of 1933, as amended.

Amendment No. 5 is being filed for the purpose of including current financial statements, and also reflects other developments in the Company’s business, including the following:

•	In November 2014, the Company entered into a strategic partnership and license agreement with a major pharmaceutical company, Eli Lilly and Company (“Lilly”), to develop products using the Company’s microneedle patch system to deliver teriparatide (“PTH”). This agreement (the “Lilly license agreement”) was the culmination of discussions with Lilly that commenced in the first quarter of 2014.

•	The Lilly license agreement gives Lilly the exclusive right to commercialize any product using the Company’s microneedle patch technology to administer PTH, and provides that the first product to be developed by the Company will be a formulation of PTH to be administered daily for the treatment of osteoporosis (“Daily ZP-PTH”). Under the agreement, the Company is responsible at its own expense for development and regulatory approval of Daily ZP-PTH, and is eligible to receive milestone payments in the event that specified regulatory and sales milestones are achieved.

•	As a result, the Company will reprioritize its clinical development program with respect to its lead product candidate to focus on Daily ZP-PTH rather that the weekly formulation of ZP-PTH that was previously its lead product candidate. This change, and the Company’s new clinical development plan for Daily ZP-PTH, are described in Amendment No. 5.

•	Additionally, in November 2014, the Company entered into a stock purchase agreement pursuant to which Lilly will purchase in a private placement concurrent with the initial public offering, at the IPO price, $15 million of common stock of the Company (or such lesser amount as will result in Lilly owning not more than 18% of the Company’s issued and outstanding common stock following the offering). This investment by Lilly was an integral part of the strategic partnership and licensing discussions beginning in early 2014, before the IPO process was commenced; the initial term sheet received from Lilly in February 2014 contemplated a $20 million equity investment by Lilly.

•	The Lilly license agreement and related stock purchase agreement are filed as exhibits to Amendment No. 5, subject (in the case of the former) to a Confidential Treatment Request that is being submitted under separate cover.

•	Finally, Amendment No. 5 reflects the fact that in December 2014, certain existing investors in the Company made additional convertible bridge loans to the Company to fund its continuing operations.

In addition to these business developments, Amendment No. 5 reflects a change of managing underwriters, as Ladenburg Thalmann and Roth Capital Partners will now act as joint bookrunners and representatives of the underwriters. The Company has also agreed to pay to the representatives a private placement fee in an amount equal to 3.5% of the gross proceeds of the private placement to Lilly.

As a courtesy to the Staff, two hard copies of Amendment No. 5 will be provided under separate cover, along with two additional hard copies that have been marked to show the changes effected in Amendment No. 5 as compared to the Registration Statement, as amended to date.

Should the Staff have any comments or questions, please feel free to contact me at (617) 832-1160 or in my absence, Jeffrey Quillen at (617) 832-1205 or Joel Needleman at (617) 832-3097. Thank you for your continued courtesy and assistance.

Sincerely,

/s/ Robert W. Sweet, Jr.
Robert W. Sweet, Jr.

cc:	Mr. Vikram Lamba (Zosano Pharma Corporation)